UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   HAMDY               ESMAT Z.
   955 East Arques Avenue


   Sunnyvale, CA 94086-4533
2. Issuer Name and Ticker or Trading Symbol
   ACTEL CORPORATION (ACTL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   11/4/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   V.P. Technology Development &
   Operations
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                  11/04/02    M        8,478         A  $10.0625                    D  Direct
Common Stock                                  11/04/02    S        8,478         D  $17.6100                    D  Direct
Common Stock                                  11/04/02    M        16,522        A  $10.0625                    D  Direct
Common Stock                                  11/04/02    S        16,522        D  $17.6100                    D  Direct
Common Stock                                  11/04/02    M        2,500         A  $10.0625                    D  Direct
Common Stock                                  11/04/02    S        2,500         D  $17.6100     37,464         D  Direct
Common Stock                                                                                     1,750          I  by Son

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Incentive Stock Option (right  $10.0625        11/04/02       M                          8,478            08/01/02 (1) 07/28/08
to buy)
Non-Qualified Stock Option     $10.0625        11/04/02       M                          16,522           08/01/02 (1) 07/28/08
(right to buy)
Non-Qualified Stock Option     $10.0625        11/04/02       M                          2,500            (2)          07/28/08
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  11/04/02  Common Stock                   8,478                     0             D   Direct
to buy)
Non-Qualified Stock Option     11/04/02  Common Stock                   16,522                                  D   Direct
(right to buy)
Non-Qualified Stock Option     11/04/02  Common Stock                   2,500                     1,250         D   Direct
(right to buy)

Explanation of Responses:

(1)
Option becomes 100% exercisable on 8/1/2002.
(2)
Option begins vesting 12/31/98 and is exercisable quarterly as to 5,000 shares in 1999, 4,999 shares in 2000, and 5,000 shares each in 2001 and 2002.

SIGNATURE OF REPORTING PERSON
/S/ HAMDY               ESMAT Z.
DATE 11/04/02